FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Coastport Capital Inc.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coastport Capital Inc.
        Registrant

Dated: April 10, 2006                                     By: /s/David Patterson/s/

COASTPORT CAPITAL INC.
INFORMATION CIRCULAR
FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 26, 2005

This information is given as of April 15, 2005 unless otherwise noted.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of COASTPORT CAPITAL INC. (the “Corporation”) for use at the Annual and Special Meeting (the “Meeting”) of the shareholders of the Corporation, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Instrument of Proxy is solicited by Management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Corporation. The Corporation may reimburse shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the Instrument of Proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Corporation. None of the directors of the Corporation have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of Proxy are directors and/or officers of the Corporation. A shareholder has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed form of Proxy. To exercise this right, a shareholder shall strike out the names of the persons named in the Proxy and insert the name of his nominee in the blank space provided, or complete another Proxy. The completed Proxy should be deposited with the Corporation’s Registrar and Transfer Agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays and holidays.

The Proxy must be dated and be signed by the shareholder or by his attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a shareholder may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Proxy is required to be executed as set out in the notes to the Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF COMPANY’S SHARES

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders because the common shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the common shares. More particularly, a person is not a Registered Shareholder in respect of common shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency of which the Intermediary is a participant. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms).

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Corporation are referred to as “NOBO’s”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Corporation are referred to as “OBO’s”.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has elected to send the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) directly to the NOBO’s, and indirectly through Intermediaries to the OBO’s. The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to Non-Registered Holders who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a “VIF”). This form is instead of a Proxy. By returning the VIF in accordance with the instructions noted on it a Non-Registered Holder is able to instruct the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder. VIF’s, whether provided by the Corporation or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the common shares which they beneficially own. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his/her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his/her nominee the right to attend and vote at the Meeting. Non-Registered Holders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.

All references to shareholders in this Information Circular and the accompanying Proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Proxy will vote the common shares in respect of which they are appointed and, where directions are given by the shareholder in respect of voting for or against any resolution will do so in accordance with such direction.

In the absence of any direction in the Proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular. The Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters, which may properly be brought before the Meeting. At the time of printing of this Information Circular, Management of the Corporation is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters, which are not now known to the Management, should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or senior officers of the Corporation, no proposed nominee for election as a director of the Corporation, none of the persons who have been directors or senior officers of the Corporation since the commencement of the Corporation’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The voting securities of the Corporation consist of common shares without par value. The Corporation is authorized to issue an unlimited number of common shares without par value. On April 15, 2005, the record date of the Meeting, 9,320,000 common shares were issued and outstanding, each share carrying the right to one vote. At a General Meeting of the Corporation, on a show of hands, every shareholder present in person shall have one vote and, on a poll, every shareholder shall have one vote for each share of which he is the holder.

Only shareholders of record on the close of business on the 15th day of April, 2005, who either personally attend the Meeting or who complete and deliver a Proxy in the manner and subject to the provisions set out under the heading “Appointment and Revocation of Proxies” will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Corporation, no one shareholder owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation.

The above information was provided by management of the Corporation and the Corporation’s registrar and transfer agent as of April 15, 2005.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers of the Corporation

The following table contains information about the compensation paid to, or earned by, those who were, at December 31, 2004, (a) the Corporation’s chief executive officer (or an individual who acted in a similar capacity); (b) each of the four other most highly compensated executive officers (except those whose total salary and bonus does not exceed $150,000) and (c) any additional individuals whose total salary and bonus exceeded $150,000 during the year ended December 31, 2004. The Corporation presently has two Named Executive Officers, namely Laurie Sadler, the President and Chief Executive Officer (“CEO”), and D. Kim Evans, the Chief Financial Officer (“CFO”).

Summary Compensation Table

Name and Principal Position	Fiscal Year Ended December 31	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary ($)	Bonus ($)	Other Annual Com- pensa- tion ($)	Awards		Payouts
					Securities Under Options/ SARs Granted[1] (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Laurie Sadler[2] CEO and President	2004 2003 2002	nil n/a n/a	nil n/a n/a	nil n/a n/a	125,000 n/a n/a	nil n/a n/a	nil n/a n/a	nil n/a n/a
D. Kim Evans[3] CFO	2004 2003 2002	nil n/a n/a	nil n/a n/a	nil n/a n/a	50,000 n/a n/a	nil n/a n/a	nil n/a n/a	$675[4] n/a n/a
Robert Lavallee Former President	2004 2003 2002	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil
Allan Kuhling Former CFO	2004 2003 2002	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil

1.	The sum of the number of securities under option granted during each fiscal year, on a non-cumulative basis.
2.	Laurie Sadler was appointed President and CEO of the Company on July 28, 2004. Prior thereto, Robert Lavallee served as President;
3.	D. Kim Evans was appointed CFO of the Company on August 25, 2004. Allan Kuhling served as CFO of the Company until July 28, 2004.
4.	Paid for accounting services.

Long Term Incentive Plan (LTIP) Awards

The Corporation does not have any long-term incentive plans and, save as disclosed above, no remuneration payments were made, directly or indirectly, by the Corporation to its Named Executive Officers during the fiscal year ended December 31, 2004.

An LTIP means “any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year whether performance is measured by reference to financial performance of the Corporation or an affiliate or the price of the Corporation’s shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units”.

Option and Stock Appreciation Rights (SARs)

The Corporation currently has in place a “rolling” stock option plan for the purpose of attracting and motivating directors, officers, employees and consultants of the Corporation and advancing the interests of the Corporation by affording such person with the opportunity to acquire an equity interest in the Corporation through rights granted under the Plan to purchase shares of the Corporation. See “Particulars of Other Matters to be Acted Upon - Ratification of Stock Option Plan” below for details relating to the Corporation’s existing stock option plan.

At December 31, 2004, options granted and outstanding under the Plan provide for the purchase, in the aggregate, of 450,000 common shares of the Corporation. These options have been granted to directors, officers, employees and consultants of the Corporation at exercise prices as follows:

Optionee	Number of Shares	Exercise Price	Date of Grant	Expiry Date
Directors/Officers	250,000	$0.25	Nov.3/04	Nov.3/06
Employees	100,000	$0.25	Nov.3/04	Nov.3/06
Consultants	100,000	$0.25	Nov.3/04	Nov.3/06

The following table discloses the particulars of the options or SARs granted to the Named Executive Officers during the Corporation’s completed financial year ended December 31, 2004:

Option/SAR Grants during the Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiry Date
Laurie Sadler	125,000	1.25%	$0.25	$0.25	Nov.3/06
D. Kim Evans	50,000	0.5%	$0.25	$0.25	Nov.3/06

The following table discloses the particulars of the stock options exercised by the Named Executive Officers during the Corporation’s completed financial year ended December 31, 2004:

Aggregated Option/SAR Exercises during the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)[1]	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money[2] Options/SARs at FY-End ($) Exercisable/ Unexercisable
Laurie Sadler	nil	$nil	125,000 / 0	$37,500 / 0
D. Kim Evans	nil	$nil	50,000 / 0	$15,000 / 0

1.
“Aggregate Value Realized” is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officer.

2.
“In-the-Money Options” means the excess of the market value of the Corporation’s shares on December 31, 2004 over the exercise price of the options. The closing price of the Corporation’s shares on December 31, 2004 was $0.55.

Option and SAR Repricings

There were no repricings of stock options under the Corporation’s stock option plan or otherwise during the Corporation’s completed financial year ended December 31, 2004.

Defined Benefit or Actuarial Plan

The Corporation does not have a defined benefit or actuarial plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Corporation does not have an employment contract with the Named Executive Officers. Except as otherwise disclosed herein, there are no compensatory plans, contracts or arrangements in place with the Named Executive Officers resulting from the resignation, retirement or any other termination of employment of the Named Executive Officers with the Corporation or from a change in control of the Corporation, or a change in the Named Executive Officers’ responsibilities following a change in control, where in respect of the Named Executive Officers the value of such compensation exceeds $100,000.

Compensation of Directors

The Corporation has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Corporation for their services in their capacity as directors except for the granting of incentive stock options from time to time in accordance with the terms of the Corporation’s stock option plan and the policies of the TSX Venture Exchange. During the fiscal year ended December 31, 2004, the Corporation granted an aggregate of 175,000 stock options to its directors. The purpose of granting such options is to assist the Corporation in compensating, attracting, retaining and motivating the directors of the Corporation and to closely align the personal interests of such persons to that of the shareholders.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Corporation has no compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Corporation or any associates or affiliates of the Corporation are or have been indebted to the Corporation at any time since the beginning of the last completed financial year of the Corporation.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

No director, senior officer, or other insider of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Corporation other than as disclosed herein and as follows:

1.
Laurie Sadler, the CEO, President and a director of the Corporation, purchased 725,000 units of the Corporation at a price of $0.11 per unit pursuant to a private placement completed on October 29, 2004, each unit consisting of one common share and one share purchase warrant to purchase an additional common share for a period of one year at a price of $0.22;

2.
Leonard Dennis, a director of the Corporation, purchased 100,000 units of the Corporation at a price of $0.11 per unit pursuant to a private placement completed on October 29, 2004, each unit consisting of one common share and one share purchase warrant to purchase an additional common share for a period of one year at a price of $0.22;

3.
Marc Prefontaine, a director of the Corporation, purchased 50,000 units of the Corporation at a price of $0.11 per unit pursuant to a private placement completed on October 29, 2004, each unit consisting of one common share and one share purchase warrant to purchase an additional common share for a period of one year at a price of $0.22; and

4.	Sharon Fleming, the Secretary of the Corporation, purchased 10,000 shares of the Corporation at a price of $0.075 per share pursuant to a private placement completed on May 26, 2004.

MANAGEMENT CONTRACTS

During the Corporation’s completed financial year ended December 31, 2004, there were no management functions of the Corporation, which were to any substantial degree performed by a person other than a director or senior officer of the Corporation.

2

AUDIT COMMITTEE

Pursuant to the provisions of section 171 of the Business Corporations Act (Alberta), the Corporation is required to have an Audit Committee comprised of at least three directors, the majority of whom must not be officers or employees of the Corporation or an affiliate of the Corporation.

The Corporation must also, pursuant to the provisions of Multilateral Instrument 52-110 Audit Committees (“MI 52-110”), which came into force on March 30, 2004, have a written charter which sets out the duties and responsibilities of its audit committee. In providing the following disclosure, the Corporation is relying on the exemption provided under MI 52-110, which allows for the short form disclosure of the audit committee procedures of venture issuers.

Audit Committee’s Charter

Mandate

The primary function of the audit committee (the “Committee”) is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Corporation to regulatory authorities and shareholders, the Corporation’s systems of internal controls regarding finance and accounting, and the Corporation’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Corporation’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

•	serve as an independent and objective party to monitor the Corporation’s financial reporting and internal control systems and review the Corporation’s financial statements;

•	review and appraise the performance of the Corporation’s external auditors; and

•	provide an open avenue of communication among the Corporation’s auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would reasonably interfere with the exercise of his or her independent judgment as a member of the Committee. At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Audit Committee’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Corporation’s financial statements. The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting.

Meetings

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)  Review and update this Charter annually.

(b)
Review the Corporation’s financial statements, MD&A and any annual and interim earnings, press releases before the Corporation publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

(c)	Confirm that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements.

External Auditors

(a)	Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Corporation.

(b)
Obtain annually, a formal written statement of the external auditors setting forth all relationships between the external auditors and the Corporation, consistent with the Independence Standards Board Standard 1.

(c)	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)	Take, or recommend that the full Board of Directors, take appropriate action to oversee the independence of the external auditors.

(e)	Recommend to the Board of Directors the selection and compensation and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)
At each meeting, consult with the external auditors, without the presence of management, about the quality of the Corporation’s accounting principles, internal controls and the completeness and accuracy of the Corporation's financial statements.

(g)	Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

(h)	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i)
Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Corporation’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

(i)
the aggregate amount of all such non-audit services provided to the Corporation constitutes not more than five percent of the total amount of fees paid by the Corporation to its external auditors during the fiscal year in which the non-audit services are provided;

(ii)	such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and

(iii)
such services are promptly brought to the attention of the Committee by the Corporation and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee. Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee.

2

Financial Reporting Processes

(a)	In consultation with the external auditors, review with management the integrity of the Corporation’s financial reporting process, both internal and external.

(b)	Consider the external auditors’ judgments about the quality and appropriateness of the Corporation’s accounting principles as applied in its financial reporting.

(c)	Consider and approve, if appropriate, changes to the Corporation’s auditing and accounting principles and practices as suggested by the external auditors and management.

(d)	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)
Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h)	Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i)  Review certification process.

(j)	Establish a procedure for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Audit Committee:

Laurie Sadler	Not Independent[1]	Financially literate[1]
Leonard Dennis	Independent[1]	Financially literate[1]
Marc Prefontaine	Independent[1]	Financially literate[1]

1. As defined by MI 52-110.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recent completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading “External Auditors”.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Corporation’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees[1]	Tax Fees[2]	All Other Fees[3]
2004 2003	$10,000 $2,250	$nil $nil	$750 $500	$5,875 $1,920

1.	Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under “Audit Fees”.
2.	Fees charged for tax compliance, tax advice and tax planning services.
3.	Fees for services other than disclosed in any other column.

PARTICULARS OF MATTERS TO BE ACTED UPON

A. Election of Directors

Although Management is only nominating four (4) individuals to stand for election, the names of further nominees for directors may come from the floor at the Meeting.

Each director of the Corporation is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then. In the absence of instructions to the contrary, the shares represented by Proxy will, on a poll, be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a director.

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with the Corporation, their respective principal occupations or employments during the past five years if such nominee is not presently an elected director and the number of shares of the Corporation which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name and Residence of Proposed Directors and Present Offices Held	Date Elected or Appointed	Principal Occupation	Number of Shares[1]
LAURIE SADLER[2] Surrey, BC CEO, President and Director	CEO, President and director since July 28, 2004	Chartered Accountant (Retired). Managing Partner of Sadler Weismiller, Chartered Accountants, from June 1994 to June 2001. Director and/or Officer of a number of public companies.	575,000
LEONARD DENNIS[2] Delta, BC Director	Director since July 28, 2004	Contract Support Manager of CHC Global Operations since May 1975.	100,000
MARC PREFONTAINE[2] Vancouver, BC Director	Director since July 28, 2004	Professional Geologist. President of Grayd Resource Corp. since April 2003; Project Manager for Hunter Dickinson Inc. from December 1999 to April 2003.	50,000
MARIO SZOTLENDER Vancouver, BC Director	Director since January 20, 2005	International Relations. President and director of Mena Resources Inc. since March 1993; Director of Radius Gold Inc. (since May 1996) and Endeavour Silver Corp. (since July 2002); Consultant on Latin American affairs for the past 17 years for a number of private and public companies.	187,500

1. Information as to voting shares beneficially owned, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.
2. Member of Audit Committee.

The above information was provided by Management of the Corporation.

B.	Appointment of Auditor

The persons named in the enclosed form of Proxy will vote for the appointment of Smythe Ratcliffe, Chartered Accountants, of Suite 700, 355 Burrard Street, Vancouver, British Columbia, as auditor of the Corporation for the ensuing year, until the close of the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. On February 1, 2005, the Corporation’s former auditor, G. Ross McDonald, Chartered Accountant, of Suite 1402, 543 Granville Street, Vancouver, British Columbia, merged his practice with that of Smythe Ratcliffe, Chartered Accountants. G. Ross McDonald was appointed to the position of auditor of the Corporation on February 27, 2002.

C.	Continuance under the new Business Corporations Act (British Columbia)

The Corporation was incorporated under the Business Corporations Act (Alberta) (the “Alberta Act”) on April 14, 2000. In June 2001, the Corporation’s common shares were listed on the TSX Venture Exchange (“TSX.V”) as a Capital Pool Corporation (“CPC”). From June 2001 to June 2004, the only business carried on by the Corporation was the identification and evaluation of assets or business for the purpose of completing a Qualifying Transaction (a condition of a CPC). In July 2004, a new management team was formed to manage the Corporation’s affairs and the Corporation’s head office was moved from 10718 - 181st Street, Edmonton, Alberta, to 1550 - 625 Howe Street, Vancouver, British Columbia. From June 2004 to November 2004, the Corporation was substantially reorganized through the completion of an acquisition of a 50% interest in the San Ramon Project located in north-central Nicaragua, Central America, and the completion of two equity financings totalling $712,000. The acquisition of the San Ramon Project was accepted by the TSX.V as the Corporation’s Qualifying Transaction.

As all of the Corporation’s directors are residents of British Columbia, the Corporation’s new head office is now in British Columbia, and the Corporation’s auditors, solicitors and transfer agent are all in British Columbia, management believes it is in the best interests of the Corporation to continue the Corporation (the “Continuance”) to British Columbia under the Business Corporations Act (British Columbia) (the “BC Act”). Management is of the view that the BC Act provides to shareholders of the Corporation substantively the same rights as are available to shareholders under the Alberta Act, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions. The following is a summary of the material differences between the BC Act and the Alberta Act. This summary is not intended to be exhaustive and shareholders should consult their legal advisors regarding all of the implications of the Continuance.

Organizational Documents

Under the Alberta Act, an Alberta corporation is required to have organization documents made up of Articles and By-Laws. Under the BC Act, a company that has continued from another jurisdiction is required to have organization documents made up of Form 16 - Continuance Application, Notice of Articles, and Articles. The Notice of Articles will set forth the Corporation’s name and authorized share capital and will take the place of the Corporation’s current Articles. The new BC Articles, which will replace the current By-Laws, prescribe corporate governance procedures such as how directors’ and shareholders’ meetings are held, how the books and records must be maintained and how the company must conduct its corporate affairs.

Both the Alberta Act and BC Act require shareholders to approve substantive changes to the organizational documents of a company by a majority of two-thirds of the votes cast by shareholders voting in person or by proxy at a general meeting of the company.

Directors

Under both the Alberta and BC Act, the Corporation’s directors are elected by the shareholders at each annual general meeting and typically hold office until the next annual general meeting at which time they may be re-elected or replaced. Individuals appointed as directors to fill vacancies on the board or added as additional directors hold office like any other director until the next annual general meting at which time they may be re-elected or replaced. A director may be removed between annual meetings by way of a shareholder resolution passed in that regard at a meeting of the shareholders called for that purpose.

The Alberta Act provides that a reporting company shall have three directors, of which at least half of the directors shall be resident in Canada. The BC Act does not have such residency requirements.

Management

The Board of Directors are responsible for the overall management of the Corporation. However, it is permitted to delegate much of its responsibility to the officers and employees of the Corporation and to committees formed by the Board of Directors of the Corporation. Under the BC Act, the Corporation will continue to be required to have an audit committee.

The fiduciary standards of directors under the BC Act are similar to the standards under the Alberta Act. Both laws require directors to act honestly and in good faith with a view to the best interests of the Corporation.

Form of Proxy and Information Circular

The Alberta Act requires a reporting company, such as the Corporation, to provide a form of proxy with any notice of a general meeting for use by every shareholder entitled to vote at such meeting as well as a management proxy circular containing prescribed information regarding the matter to be dealt with at, and conduct of, the general meeting.

The BC Act contains provisions which likewise require the mandatory solicitation of proxies and delivery of an information circular.

Place of Meetings

The Alberta Act requires all meetings of shareholders to be held in Alberta. A meeting of shareholders of a corporation may be held outside Alberta if specified in the corporations Articles or all of the shareholders entitled to vote at the meeting so agree.

The BC Act provides that meetings of shareholders must be held in British Columbia unless the Articles otherwise provide. The BC Act also provides that shareholders will be permitted to hold meetings by telephone or other electronic means.

Share Capital

The Corporation’s authorized share capital currently consists of an unlimited number of common shares without par value (the “Coastport Shares”) which will remain the same upon completion of the Continuance and the adoption of the proposed Notice of Articles and Articles. All of the current issued Coastport Shares will be subject to, substantially, the same rights and restrictions to which they are currently subject.

As is presently the case, all of the Coastport Shares will continue to rank equally as to voting rights, participation in a distribution of assets of the Corporation on liquidation, dissolution and winding-up of the Corporation and the entitlement to dividends. The holders of Coastport Shares will be entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each Coastport Share will carry with it the right to one vote.

In the event of liquidation, dissolution or winding-up of the Corporation or other distribution of its assets, the holders of the Coastport Shares will continue to be entitled to receive, on a pro rata basis, all of the assets remaining after the Corporation has paid out its liabilities. Distributions in the form of dividends, if any, will be set by the Board of Directors of the Corporation.

Rights of Shareholders

In addition to the voting, dividend and liquidation rights attached to the common shares, both the Alberta Act and the BC Act affords shareholders certain rights such as the right to call a shareholder’s meeting or cause a derivative action to be brought on behalf of the Corporation, as well as certain rights to review the minute books of the Corporation. The BC Act provides that one or more members of a company holding not less than 5% of the issued voting shares of the Corporation may give notice to the directors requiring them to call and hold a general meeting.

Under the BC Act a shareholder of a company (includes a beneficial owner of a share of the company and any other person whom the court considers to be an appropriate person to make an application) has the right to apply to court on the grounds that the company is acting or proposes to act in a way that is prejudicial to the shareholder. On such an application the court may make such order as it sees fit, including an order to prohibit any act proposed by the company.

Under the BC Act shareholders also have the right to make proposals; a mechanism whereby individual shareholders can have specific matters submitted for consideration at a company’s next annual general meeting, rather than relying on the directors to put the matter before shareholders.

Shareholder Derivative Actions

Under the BC Act a shareholder (includes a beneficial owner of a share of the company and any other person whom the court considers to be an appropriate person to make an application) or director of a company may, with leave of the court, bring an action in the name and on behalf of the company to enforce an obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such an obligation.

Rights of Dissent and Appraisal

The BC Act provides that shareholders who dissent to certain actions being taking by a company may exercise a right of dissent and require the company to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where the company proposes to:

1.	alter the articles or to alter restrictions on the powers of the company or on the business it is permitted to carry on;
2.	approve a statutory amalgamation;
3.	approve an arrangement, on terms of which arrangement permit dissent;
4.	authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking; or
5.	authorize the continuation of the company into a jurisdiction other than British Columbia..

The Alberta Act contains a similar dissent remedy, although the triggering events and procedure for exercising this remedy is different than that contained in the BC Act.

In order to effect the Continuance from Alberta to British Columbia, the Corporation must prepare and file with the B.C. Registrar of Companies a “Continuation Application”, together with a form of Notice of Articles. Following shareholder approval, the Corporation will file those documents, and concurrently adopt new Articles. Shareholders will be asked to pass a special resolution at the Meeting (being approved by not less than two-thirds of the votes cast in person or by proxy at the Meeting) to approve the Continuance. In the absence of contrary directions, the management designees intend to vote proxies in the accompanying form in favour of this special resolution. The following is the text of the special resolutions, which will be put forward at the Meeting:

BE IT RESOLVED, by Special Resolution, that:

1.	the continuance of the Corporation under the Business Corporations Act (British Columbia) be authorized and approved;

2.
the directors of the Corporation are authorized and directed to make application pursuant to section 189 of the Business Corporations Act (Alberta) to the Registrar of Corporations (Alberta) and to the Registrar of Companies (British Columbia) to continue the Corporation as if it had been incorporated under the Business Corporations Act (British Columbia);

3.
the Articles of Incorporation and Bylaws (Alberta) of the Corporation be amended by substituting all of the provisions thereof with the provisions set out in a Form 16- Continuation Application (British Columbia), the Notice of Articles, and new Articles, and that such Notice of Articles and Articles are approved and adopted;

4.
any one director or officer of the Corporation be authorized and instructed to take all such acts and proceedings and to execute and deliver all such applications, authorizations, certificates, documents, and instruments, including, without limitation, the instrument of continuation, articles of continuance, and any forms prescribed by the Business Corporations Act (British Columbia) and the Business Corporations Act (Alberta) as in his/her opinion may be necessary or desirable for the implementation of these resolutions; and

5.
the directors of the Corporation may, in their absolute discretion, abandon the application for the continuance of the Corporation under the Business Corporations Act (British Columbia) at any time without further approval, ratification or confirmation by the shareholders of the Corporation.

Copies of the proposed new Continuation Application (British Columbia), the Notice of Articles, and new Articles, will be available for inspection at the Corporation’s Registered and Records Office preceding the Meeting date, and will be tabled at the Meeting. Management of the Corporation recommends that the shareholders approve this resolution.

SHAREHOLDERS’ RIGHT TO DISSENT OR TO APPLY FOR COURT RELIEF

TAKE NOTICE THAT a shareholder of the Corporation has the right to give a notice of dissent with respect to the Continuance pursuant to section 191 of the Alberta Act. If a shareholder gives such notice of dissent, then the section 191(3) of the Alberta Act applies. The essence of this provision is that a dissenting shareholder can require the Corporation to purchase all of his shares at a price equal to their fair value as of the close of business on the last business day before the day on which the resolution authorizing the Continuance was adopted, which in this instance will be the closing price of the Corporation’s shares on May 25, 2005.

Any shareholder who is uncertain of his rights under section 191 of the Alberta Act and who wishes to exercise any of those rights should consult qualified legal counsel in Alberta.

2

D. Ratification of Stock Option Plan and Repricing of Stock Options

The Corporation presently has in place a “rolling” stock option plan (the “Plan”), first implemented April 16, 2003, whereby the Corporation is authorized to grant stock options of up to 10% of its issued and outstanding shares, from time to time. TSX.V requires listed companies who have “rolling” stock option plans in place to receive shareholder approval to such plan on a yearly basis at the Corporation’s annual general meeting. As such, the directors of the Corporation wish to ratify and approve the Plan.

The material terms of the Plan are as follows:

1.
The term of any options granted under the Plan will be fixed by the board of directors at the time such options are granted, provided that options will not be permitted to exceed a term of five years (or ten years if the Corporation is reclassified by the TSX.V as a Tier 1 Issuer).

2.
The exercise price of any options granted under the Plan will be determined by the board of directors, in its sole discretion, but shall not be less than the closing price of the Corporation’s common shares on the day preceding the day on which the directors grant such options, less any discount permitted by the TSX.V to a minimum of $0.10 per share.

3.	No vesting requirements will apply to options granted thereunder, however a four month hold period will apply to all shares issued under each option, commencing from the date of grant.

4.	All options will be non-assignable and non-transferable.

5.
No more than (i) 5% of the issued shares may be granted to any one individual in any 12 month period; and (ii) no more that 2% of the issued shares may be granted to a consultant, or an employee performing investor relations activities, in any 12 month period.

6.
If the option holder ceases to be a director of the Corporation or ceases to be employed by the Corporation (other then by reason of death), as the case may be, then the option granted shall expire on no later than the 90th day following the date that the option holder ceases to be a director or ceases to be employed by the Corporation, subject to the terms and conditions set out in the Plan. However, if the option holder is engaged in investor relations activities the options must expire within 30 days after the option holder ceases to be employed by the Corporation to provide investor relations activities, in accordance with the policies of the Exchange.

7.
For stock options granted to employees, consultants or management company employees, the Corporation represents that the proposed optionee is a bona fide employee, consultant or management company employee, as the case may be.

8.	Options will be reclassified in the event of any consolidation, subdivision, conversion or exchange of the Corporation’s common shares.

The Plan is subject to receipt of annual TSX.V acceptance to its filing. Shareholders will be asked to consider, and if thought fit to approve a resolution ratifying and approving the Corporation’s existing Plan.

Reference should be made to the full text of the Plan which will be made available at the offices of Maitland & Company, 700 - 625 Howe Street, Vancouver, BC, V6C 2T6, until the business day immediately preceding the date of the Meeting.

In addition to the terms of the Plan mentioned above, the policies of the TSX.V require that a listed company must obtain “disinterested shareholder approval” (such that no insider or proposed insider (or their associates) of the Corporation to whom the options may be granted pursuant to the Plan will be entitled to vote on such resolutions) to:

1.	a decrease in the exercise price of stock options previously granted to insiders;

2.	the grant to insiders, within a 12 month period, of a number of options exceeding 10% of the number of issued shares; and

3.	if and only if the Corporation becomes a Tier 1 issuer, the issuance to any one optionee, within any 12 month period, of a number of shares exceeding 5% of the issued shares.

It may occur that the Corporation will grant stock options pursuant to the Plan, from time to time during the next 12 months, to insiders that in aggregate will exceed 10% of the Corporation’s issued shares. Accordingly, members will be asked to pass resolutions authorizing the directors to implement the above. Granting the directors the right to issue or renegotiate the price of such options does not mean that the same will occur. Rather it allows the directors the flexibility to undertake the same should the circumstances warrant, without the expense of calling another shareholder meeting to specifically approve each issuance or renegotiation of price.

OTHER MATTERS

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the form of Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available under the Corporation’s profile on the SEDAR website at www.sedar.com. Financial information relating to Coastport Capital Inc. is provided in the Corporation’s comparative financial statements and management discussion and analysis (“MD&A”) for the fiscal year ended December 31, 2004. Shareholders may contact the Corporation to request copies of the financial statements and MD&A by: (i) mail to Suite 1550 - 625 Howe Street, Vancouver, BC, V6C 2T6; or (ii) fax to (604) 687-7041.

APPROVAL

The content and sending of this Information Circular has been approved by the Corporation’s board of directors. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, the 15th day of April, 2005.

BY ORDER OF THE BOARD

“Laurie Sadler”
President